LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Thursday, November 04, 2004

Via Facsimile and Edgar.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:   Mr. David Lyon

Re:

Boomers’ Cultural Development, Inc.

Form SB-2, Amendment No. 2, filed October 26, 2004

File Number 333-118138

Dear Mr. Lyon:

This letter shall serve as the formal request of Boomer’s Cultural Development, Inc.(the “Company”) that the effective date of the Registration Statement on Form SB-2 identified above be accelerated to be effective as of Thursday November 4, 2004, or as soon thereafter as is practicable.

This letter shall also serve as the Company’s acknowledgement that:

(a)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Boomer’s Cultural Development, Inc. hereby advises that it is aware of its obligations under the Securities Act of 1933.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.